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                              December 10, 2021

       Alex Genin
       President
       First Capital International, Inc.
       5829 W Sam Houston Pkwy N, Suite 405
       Houston, Texas 77041

                                                        Re: First Capital
International, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed November 29,
2021
                                                            File No. 000-26271

       Dear Mr. Genin:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Item 13. Financial Statements and Supplementary Data, page 22

   1. As you prepare your amended document, please be aware of the requirements set forth in
                                                        Rule 8-08 of Regulation
S-X regarding the age of the financial statements included in your filing. Please
update your financial statements as needed to ensure the requirements are met as of the
anticipated date of automatic effectiveness of the registration statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen
       Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law
       Clerk, at (202) 551-7361 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.
 Alex Genin
First Capital International, Inc.
December 10, 2021
Page 2




                                                 Sincerely,
FirstName LastNameAlex Genin
                                                 Division of Corporation
Finance
Comapany NameFirst Capital International, Inc.
                                                 Office of Technology
December 10, 2021 Page 2
cc:       Robert Axelrod, Esq.
FirstName LastName